FOR IMMEDIATE RELEASE

CONTACT:
Tel: (604) 685-5200
info@Lbix.com

LEADING BRANDS, INC.

Adds Two Revolutionary New Functional Drinks
to its
STOKED™ Energy Drink Lineup

Vancouver, Canada, July 30, 2007 - Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated healthy beverage company, is pleased to announce the addition of two revolutionary new functional drinks to its lineup of STOKED™ Energy Drinks: Wind Chill™ and After Burn™.

In keeping with their respective names, Wind Chill™ delivers a cooling sensation while After Burn™ causes a temporary burning feeling at the back of one’s throat that can only be properly quenched by drinking more After Burn™: all this in two great-tasting, unique flavors. Due to anticipated demand, Wind Chill™ and After Burn™ will initially be available only on allocation to the Company’s distributors and existing STOKED™ retailers.

Check out STOKED™ Energy Drinks at www.StokedEnergy.com. “Bet you can’t drink just one!” Leading Brands Chairman and CEO, Ralph McRae said: “These are much more than two flavor extensions. I don’t believe that the soft drink industry has ever seen anything like Wind Chill™ or After Burn™. There is certainly nothing in the energy drink category to compete with these innovative new products. Wind Chill™ and After Burn™ are truly in a class by themselves. Our in-house R&D team is to be congratulated for creating two great tasting functional beverages that each delivers a unique physical impact.”

Mr. McRae continued: “Now with six distinctive offerings, including Original, Sugar Free, Tropical Orange and Dragonberry, STOKED™ can command a more important and impactful retail shelf position. As with the rest of the STOKED™ lineup, Wind Chill™ and After Burn™ are formulated with Cane Sugar instead of High Fructose Corn Syrup.”

Wind Chill™ and After Burn™ should be available for shipping in both the US and Canada before the end of Summer. Please contact your Leading Brands sales representative immediately to register your orders. First come, first served.

Leading Brands will continue to provide operational updates in its monthly newsletter on the first of most months, posted at www.LBIX.com.

About Leading Brands, Inc.

Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands such as TrueBlue® Blueberry Juice, LiteBlue® Blueberry Juice, TREK® Natural Sports Drinks, NITRO® Energy Drinks, STOKED™ Energy Drinks, INFINITE™ Health Water and Caesar’s® Cocktails via its unique Integrated Distribution System (IDS) ™ which involves the Company finding the best and most cost-effective route to market. The Company strives to use the best natural ingredients hence its mantra: Better Ingredients – Better Brands.

Forward Looking Statements

Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

We Build Brands™
©2007 Leading Brands, Inc.

This news release is available at www.LBIX.com